Exhibit 99.1

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Announces Preliminary Third Quarter Operational Results

Toronto: October 15, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) today announces preliminary third quarter operational results. All amounts are in U.S. dollars unless otherwise indicated.

AuRico reported its fifth consecutive quarter of production growth, with the Young-Davidson and El Chanate operations reporting production and cash costs results that were in-line with plan.

Commissioning of the shaft hoisting system at the Young-Davidson underground mine is a key project milestone that will support increased underground productivities and favourable unit cost efficiencies over the life of the mine and will be completed in October, facilitating a scheduled October 31 declaration of commercial production.

Preliminary 2013 Third Quarter Operational Results

	First Quarter	Second Quarter	Third Quarter	YTD as of
	March 31/13	June 30/13	Sept. 30/13	Sept. 30/13	2013 Guidance
Young-Davidson
Gold Ounces Produced[3]	28,281	29,252	30,099	87,632	120,000-140,000
Total Cash Costs per oz.[1,2]	$694	$716	$662	$691	$575-$675
El Chanate
Gold Ounces Produced	17,889	18,751	18,804	55,444	70,000-80,000
Total Cash Costs per oz.[2]	$563	$602	$588	$585	$550-$600
Consolidated Results
Gold Ounces Produced[3]	46,170	48,003	48,902	143,075	190,000-220,000
Total Cash Costs per oz.[1,2]	$635	$655	$626	$639	$565-$645

1.

Prior to commissioning the underground mine at Young-Davidson, cash costs are calculated on ounces produced from the open pit only. All underground costs are capitalized, and any revenue related to underground ounces sold is credited against capital.

2.

Cash costs, prior to long-term, low-grade stockpile and heap leach inventory net realizable value adjustments & reversals, are estimates only and are subject to change. See the Non-GAAP Measures section on page 18 of the Management’s Discussion and Analysis for the three months ended June 30, 2013.

3.	Includes pre-production gold ounces from the Young-Davidson underground mine.

“The October commissioning of the shaft and hoisting system and the subsequent declaration of underground commercial production will represent a major milestone for the Company as this significant achievement will be pivotal in unlocking the potential of the Young-Davidson mine and positioning the Company for the future,” stated Scott Perry, CEO of AuRico. He continued, “The Young-Davidson team has delivered one of the smoothest commissioning periods in recent years and we are pleased and encouraged by the steady progress being reported over the past number of quarters. The Company remains well positioned to deliver quarter over quarter productivity improvements going forward and remains on target to meet company-wide production and cash costs guidance for the year.”

Third Quarter Dividend Declared

On September 17, 2013, the Board of Directors declared the Company’s quarterly dividend payment of $0.04 per share for the third quarter ended September 30, 2013, payable on October 29, 2013 to shareholders of record at the close of business on October 11, 2013. Further information on the Company’s dividend reinvestment plan (DRIP) is available through the following link: www.auricogold.com/DRIP.

TSX: AUQ / NYSE: AUQ

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and pr rojects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this press release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance, and the implementation and continued availability of the dividend reinvestment plan. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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